                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)*

                                NETRATINGS, INC.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   64116M-10-8
                                 (CUSIP Number)

                                  James A. Ross
                                    VNU, Inc.
                                  770 Broadway
                            New York, New York 10003
                                 (646) 654-5000
        ----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 25, 2001
             (Date of Event Which Requires Filing of This Statement)
       ------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               Page 1 of 13 Pages

----------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP NO. 64116M-10-8                                         PAGE 2 OF 13 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:  Nielsen Media Research, Inc.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 06-1450569

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC, AF

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER

  NUMBER OF         None

   SHARES      -----------------------------------------------------------------
               8.   SHARED VOTING POWER
BENEFICIALLY
                    20,831,351*
  OWNED BY
               -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING         None

   PERSON      -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
    WITH
                    20,831,351*

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,831,351*

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     62.9%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     CO


----------

* The number of shares beneficially owned includes 2,396 shares of Common Stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after this filing and excludes the 1,256,000 shares of Common Stock to be issued upon the closing of the transactions contemplated by the eRatings Merger Agreement. See Items 4 and 5 for further details.

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP NO. 64116M-10-8                                         PAGE 3 OF 13 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:  ACNielsen Corporation

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 06-1454128

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     AF

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER

  NUMBER OF         None

   SHARES      -----------------------------------------------------------------
               8.   SHARED VOTING POWER
BENEFICIALLY
                    20,831,351**
  OWNED BY
               -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING         None

   PERSON      -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
    WITH
                    20,831,351**

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,831,351**

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     62.9%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     CO

----------

** The number of shares beneficially owned includes 2,396 shares of Common Stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after this filing and excludes the 1,256,000 shares of Common Stock to be issued upon the closing of the transactions contemplated by the eRatings Merger Agreement. See Items 4 and 5 for further details.

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP NO. 64116M-10-8                                         PAGE 4 OF 13 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS:  VNU N.V.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     BK

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     The Netherlands

--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER

  NUMBER OF         None

   SHARES      -----------------------------------------------------------------
               8.   SHARED VOTING POWER
BENEFICIALLY
                    20,831,351***
  OWNED BY
               -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING         None

   PERSON      -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
    WITH
                    20,831,351***

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,831,351***

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     62.9%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     CO

----------

*** The number of shares beneficially owned includes 2,396 shares of Common Stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after this filing and excludes the 1,256,000 shares of Common Stock to be issued upon the closing of the transactions contemplated by the eRatings Merger Agreement. See Items 4 and 5 for further details.

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 2 to the Schedule 13D, dated January 3, 2000, of VNU N.V. and Nielsen Media Research, Inc., as amended pursuant to Amendment No. 1 to the Statement on Schedule 13D of VNU N.V., Nielsen Media Research, Inc. and ACNielsen Corporation, is filed to reflect information required pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Act"), relating to the common stock, par value $0.001 per share (the "Common Stock"), of NetRatings, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 890 Hillview Court, Suite 300, Milpitas, California 95035.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby amended and restated in its entirety as follows:

         "This statement is being filed on behalf of Nielsen Media Research, Inc., a Delaware corporation ("NMR"), ACNielsen Corporation, a Delaware corporation ("ACNielsen"), and VNU N.V., a Netherlands corporation ("VNU", and, together with NMR and ACNielsen, the "Reporting Persons"). A copy of the Joint Filing Agreement between the Reporting Persons is incorporated herein by reference to Exhibit 1 to Amendment No. 1 to the Statement on Schedule 13D filed by the Reporting Persons on February 23, 2001.

         NMR's principal business and office address is 299 Park Avenue, New York, New York 10171. NMR is principally engaged in the business of providing television audience measurement and related services in the United States and Canada.

         ACNielsen's principal business and office address is 177 Broad Street, Stamford, Connecticut 06901. ACNielsen is principally engaged in the business of delivering market research information and analysis to the consumer products and services industries.

         VNU's principal business and office address is Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands. The telephone number of VNU at such location is 011 31 23 546 3463. VNU is principally engaged in the business of international media and international information services activities. VNU indirectly owns 100% of the voting stock of NMR and of ACNielsen.

         NMR is a wholly-owned subsidiary of VNU, Inc. ("VNU, Inc."), which in turn is a wholly-owned subsidiary of VNU International B.V., which is a wholly-owned subsidiary of VNU. VNU, Inc.'s principal business and office address is 770 Broadway, New York, New York 10003. The telephone number of VNU, Inc. at such location is (646) 654-5000. VNU, Inc.'s principal business is publishing and information services activities. VNU International B.V.'s principal business and office address is Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands. The telephone number of VNU International B.V. at such location is 011 31 23 546 3463. VNU International B.V. is a holding company, the principal business of which is to hold certain of VNU's investments and operations, including ACN Holdings Inc. and VNU, Inc.

         ACNielsen is a wholly-owned subsidiary of ACN Holdings Inc., which in turn is a wholly-owned subsidiary of VNU International B.V., which itself is a wholly-owned subsidiary of

VNU. ACN Holdings Inc.'s principal business and office address is 770 Broadway, New York, New York 10003. The telephone number of ACN Holdings Inc. at such location is (646) 654-5000. ACN Holdings Inc. is a holding company which holds all of the shares of ACNielsen.

         On February 15, 2001, as a result of a tender offer by VNU and its indirect wholly-owned subsidiary, Artist Acquisition, Inc., VNU acquired indirect beneficial ownership of approximately 96% of the outstanding shares of common stock of ACNielsen. On February 16, 2001, Artist Acquisition, Inc. merged with and into ACNielsen. Prior to February 16, 2001 ACNielsen was a filing person in respect of 1,997,868 shares of Common Stock of the Issuer. By virtue of the merger of Artist Acquisition, Inc. with and into ACNielsen, ACNielsen became an indirect wholly-owned subsidiary of VNU, and VNU became the beneficial owner of the 1,997,868 shares of Common Stock of the Issuer held by ACNielsen.

         Schedule A sets forth, with respect to each executive officer and director of the Reporting Persons (hereinafter, the "Related Persons"), such person's name, business address and present principal employment, the name and address of any corporation or other organization in which such employment is conducted and such person's citizenship.

         Neither the Reporting Persons, VNU, Inc., ACN Holdings Inc., VNU International B.V. nor, to the best knowledge of the Reporting Persons, any of the Related Persons, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended by adding the following sentence to the end thereof:

         "Please see Item 4 with regard to the eRatings Merger Agreement."

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended by adding the following paragraphs to the end thereof:

         "On October 25, 2001 the Issuer entered into an Agreement and Plan of Merger and Reorganization (the "eRatings Merger Agreement") among the Issuer, Estancia Acquisition Corporation, a wholly-owned subsidiary of the Issuer ("Merger Sub"), ACNielsen eRatings.com ("eRatings") and ACNielsen, pursuant to which, upon the satisfaction or waiver of certain conditions set forth in the eRatings Merger Agreement, Merger Sub will merge with and into eRatings, Merger Sub will cease to exist and eRatings will continue as the surviving corporation and as a wholly-owned subsidiary of the Issuer. In connection with the Merger, the Class A Preferred Stock of eRatings held by ACNielsen will be exchanged for 1,256,000 shares of Common Stock. A copy of the eRatings Merger Agreement is attached hereto as Exhibit 13 and is hereby incorporated by reference.

         It is VNU's current intention, that as long as it owns a majority of the outstanding shares of Common Stock, it will take such actions as are necessary to designate a majority of the members of the Issuer's board of directors.

         Please see Item 6 with regard to the Standstill Agreement."

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety as follows:

         "(a) As of October 25, 2001, the Reporting Persons are the beneficial owners of 20,831,351 shares of Common Stock, constituting approximately 62.9% of the issued and outstanding shares of Common Stock outstanding as of such date based upon information obtained from the Issuer.

         To the best knowledge of the Reporting Persons, the Related Persons are the beneficial owners, in the aggregate, of 8,396 shares of Common Stock, constituting less than 1% of the issued and outstanding shares of Common Stock as of October 25, 2001, as follows:

Name                                                  Number of Shares
----                                                  ----------------
John A. Dimling                                            3,500
Thomas A. Mastrelli                                            0
Gerald S. Hobbs                                                0
James O'Hara                                                   0
Anita M. Rubino                                              750
John A. Loftus                                               750
Susan Whiting                                               1000
Piet A.W. Roef                                                 0
Peter A.F.W. Elverding                                         0
Peter J. van Dun                                               0
Aad G. Jacobs                                                  0
Frank L.V. Meysman                                             0
Lien M.W.M. Vos-van Gortel                                     0
Joep L. Brentjens                                              0
Rob F. van den Bergh                                           0
Frans J.G.M. Cremers                                           0
Michael P. Connors                                         2,396
Earl H. Doppelt                                                0
Robert J. Chrenc                                               0

         (b) NMR directly owns 18,832,727 shares of the Common Stock of the Issuer. ACNielsen directly owns 1,996,228 shares of the Common Stock of the Issuer. VNU may be deemed to share voting and dispositive power with NMR and ACNielsen over the 18,832,727 and 1,996,228 shares of the Common Stock of the Issuer directly held by NMR and ACNielsen, respectively, and the 2,396 shares of Common Stock acquirable under options described below, as a result of VNU's indirect ownership of 100% of the voting securities of each of NMR and ACNielsen.

         Each of the Related Persons, except Michael P. Connors, who owns shares in the Issuer as described in response to Item 5(a) above, has sole voting and dispositive power over the shares of the Common Stock of the Issuer owned by such Related Person.

         Mr. Connors, Vice Chairman of ACNielsen, is a director of the Issuer and holds options to acquire 5,000 shares of Common Stock of the Issuer. ACNielsen has the power to direct the exercise of these options as well as the disposition of the shares issuable upon exercise thereof. Of these 5,000 shares, 2,396 are issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after this filing and are therefore included in the information in Items 7 through 13 on the cover page hereof. The remaining 2,604 shares are not currently beneficially owned by Mr. Connors or ACNielsen for purposes of Section 13(d) of the Act because the options covering these shares are not currently exercisable and will not become exercisable within 60 days after this filing.

         (c) Other than as reported in Item 4, there were no transactions in the Common Stock that were effected by any Reporting Person or any Related Person during the past 60 days.

         (d) Not applicable.

         (e) Not applicable."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended by adding the following paragraphs to the end thereof:

         On October 25, 2001, VNU entered into a Standstill Agreement (the "Standstill Agreement"), between the Issuer and VNU, pursuant to which VNU agreed, among other things, that without the prior written consent of the Issuer upon approval of its board of directors, including a majority of the directors not affiliated with VNU or any of its affiliates, other than the Issuer, neither VNU nor any of its affiliates will acquire, directly or indirectly, Common Stock or other voting securities of the Issuer for a period beginning on the date of the Standstill Agreement and ending on the earlier of (i) January 25, 2003 and
(ii) the termination of the eRatings Merger Agreement, subject to VNU's right to acquire Common Stock or other voting securities of the Issuer in the amount necessary to maintain the same ownership percentage of the outstanding Common Stock, determined on a fully-diluted basis, that VNU and its affiliates had on the date of the Standstill Agreement. A copy of the Standstill Agreement is attached hereto as Exhibit 14 and is hereby incorporated by reference.

         Please see Item 4 for a description of the eRatings Merger Agreement.

         The foregoing descriptions of the Standstill Agreement and the eRatings Merger Agreement are qualified in their entirety by reference to such documents as they appear in the corresponding exhibits attached hereto."

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended by adding the following exhibits to the end thereof:

         Exhibit 1 Joint Filing Agreement, dated February 21, 2001 among Nielsen Media Research, Inc., ACNielsen Corporation and VNU N.V. incorporated herein by reference to
                           Exhibit 1 to Amendment No. 1 to the Statement on
                           Schedule 13D filed by the Reporting Persons on February 23, 2001.

         Exhibit 13 Agreement and Plan of Reorganization, dated as of October 25, 2001, by and among the Issuer, Estancia Acquisition Corporation, ACNielsen eRatings.com and ACNielsen Corporation.

         Exhibit 14 Standstill Agreement, dated as of October 25, 2001, between the Issuer and VNU N.V.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    October 30, 2001



                                    NIELSEN MEDIA RESEARCH, INC.


                                    By:  /s/      Susan Whiting
                                       --------------------------------------
                                       Name:  Susan Whiting
                                       Title: President and Chief
                                              Operating Officer



                                    ACNIELSEN CORPORATION


                                    By:   /s/       Earl H. Doppelt
                                       --------------------------------------
                                       Name:     Earl H. Doppelt
                                       Title:    Executive Vice President and
                                                 General Counsel



                                    VNU N.V.


                                    By:   /s/       Michael Connors
                                          --------------------------------------
                                       Name:     Michael Connors
                                       Title:    Executive Director

                                  EXHIBIT INDEX

Exhibit No.        Exhibit
-----------        -------
1                  Joint Filing Agreement, dated February 21, 2001 among Nielsen
                   Media Research, Inc., ACNielsen Corporation and VNU N.V.
                   incorporated herein by reference to Exhibit 1 to Amendment
                   No. 1 to the Statement on Schedule 13D filed by the Reporting
                   Persons on February 23, 2001.

13                 Agreement and Plan of Reorganization, dated as of October
                   25, 2001, by and among the Issuer, Estancia Acquisition
                   Corporation, ACNielsen eRatings.com and ACNielsen
                   Corporation.

14 Standstill Agreement, dated as of October 25, 2001, between the Issuer and VNU N.V.

                                   SCHEDULE A

i. DIRECTORS AND EXECUTIVE OFFICERS OF NMR - EACH OF THE FOLLOWING PERSONS IS A CITIZEN OF THE UNITED STATES OF AMERICA. THE BUSINESS ADDRESS OF EACH SUCH PERSON IS C/O NIELSEN MEDIA RESEARCH, INC., 299 PARK AVENUE, NEW YORK, NEW YORK 10171 EXCEPT THAT THE BUSINESS ADDRESS OF MESSRS. HOBBS AND MASTRELLI IS C/O VNU, INC., 770 BROADWAY, NEW YORK, NEW YORK 10003.

--------------------------------------------------------------------------------------------------------------------
                                                                            Present Principal Employment, if not
Name                                  Position with NMR                     Stated at Left
--------------------------------------------------------------------------------------------------------------------
John A. Dimling                       President and Chief Executive
                                      Officer; Director
--------------------------------------------------------------------------------------------------------------------
Thomas A. Mastrelli                   Director                              Chief Operating Officer, VNU, Inc.
--------------------------------------------------------------------------------------------------------------------
Gerald S. Hobbs                       Director                              Chairman of the Board of Directors and
                                                                            Chief Executive Officer, VNU, Inc.
--------------------------------------------------------------------------------------------------------------------
James O'Hara                          Senior Vice President and Chief
                                      Financial Officer
--------------------------------------------------------------------------------------------------------------------
Anita M. Rubino                       Senior Vice President and Chief
                                      Human Resources Officer
--------------------------------------------------------------------------------------------------------------------
John A. Loftus                        Senior Vice President and Chief
                                      Communications Officer
--------------------------------------------------------------------------------------------------------------------
Susan Whiting                         President and Chief Operating
                                      Officer
--------------------------------------------------------------------------------------------------------------------


ii. DIRECTORS AND EXECUTIVE OFFICERS OF ACNIELSEN - EACH OF THE FOLLOWING PERSONS IS A CITIZEN OF THE UNITED STATES OF AMERICA. THE BUSINESS ADDRESS OF EACH SUCH PERSON IS C/O ACNIELSEN CORPORATION, 177 BROAD STREET, STAMFORD, CT 06901, EXCEPT THAT THE BUSINESS ADDRESS OF THOMAS
         A. MASTRELLI IS C/O VNU, INC., 770 BROADWAY, NEW YORK, NEW YORK 10003.

--------------------------------------------------------------------------------------------------------------------
                                                                            Present Principal Employment, if not
Name                                  Position with ACNielsen               Stated at Left
--------------------------------------------------------------------------------------------------------------------
Thomas A. Mastrelli                   Director                              Chief Operating Officer, VNU, Inc.
--------------------------------------------------------------------------------------------------------------------
Michael P. Connors                    Vice Chairman                         Chairman and Chief Executive Officer of
                                                                            VNU Media and Information Group
                                                                            (a division of VNU N.V.)
--------------------------------------------------------------------------------------------------------------------
Robert J. Chrenc                      Chief Administrative Officer
--------------------------------------------------------------------------------------------------------------------
Earl H. Doppelt                       Executive Vice President and          Executive Vice President and Chief Legal
                                      General Counsel                       Officer of VNU, Inc.
--------------------------------------------------------------------------------------------------------------------

iii. DIRECTORS AND EXECUTIVE OFFICERS OF VNU - EXCEPT AS OTHERWISE INDICATED, EACH OF THE FOLLOWING PERSONS IS A CITIZEN OF THE NETHERLANDS, AND THE BUSINESS ADDRESS OF EACH SUCH PERSON IS C/O VNU N.V., CEYLONPOORT 5-25, 2037 AA HAARLEM, P.O. BOX 1, 2000MA HAARLEM, THE NETHERLANDS

--------------------------------------------------------------------------------------------------------------------
                                                                            Present Principal Employment, if not
Name                                  Position with VNU                     Stated at Left
--------------------------------------------------------------------------------------------------------------------
Piet A.W. Roef                        Chairman of the Supervisory Board
--------------------------------------------------------------------------------------------------------------------
Aad G. Jacobs                         Vice Chairman of the Supervisory
                                      Board
--------------------------------------------------------------------------------------------------------------------
Peter J. van Dun                      Supervisory Director
--------------------------------------------------------------------------------------------------------------------
Frank L.V. Meysman (citizen of        Supervisory Director                  Director and Executive Vice President
Belgium)                                                                    of Sara Lee Corporation, Chicago,
                                                                            Illinois (consumer products)
--------------------------------------------------------------------------------------------------------------------
Lien M.W.M. Vos-van Gortel            Supervisory Director                  Member, Council of State (The
                                                                            Netherlands)
--------------------------------------------------------------------------------------------------------------------
Joep L. Brentjens                     Supervisory Director
--------------------------------------------------------------------------------------------------------------------
Peter A.F.W. Elverding                Supervisory Director
--------------------------------------------------------------------------------------------------------------------
Rob F. van den Bergh                  Chairman of the Executive Board of
                                      Directors and Chief Executive
                                      Officer
--------------------------------------------------------------------------------------------------------------------
Frans J.G.M. Cremers                  Executive Director and Chief
                                      Financial Officer
--------------------------------------------------------------------------------------------------------------------
Gerald S. Hobbs (citizen of USA)      Executive Director
--------------------------------------------------------------------------------------------------------------------
Michael P. Connors (citizen of USA)   Executive Director                    Vice Chairman of ACNielsen and
                                                                            Chairman and Chief Executive Officer
                                                                            of VNU Media and Information Group
                                                                            (a division of VNU N.V.)
--------------------------------------------------------------------------------------------------------------------